Exhibit 1.02

JDS Uniphase Corporation

Conflict Minerals Report

for the Year Ended December 31, 2013

Company Overview

JDS Uniphase Corporation (“JDSU,” the “Company,” “we,” “our,” and “us”) provides network and service enablement solutions and optical products for telecommunications service providers, cable operators, network equipment manufacturers and enterprises. Our diverse technology portfolio also fights counterfeiting and enables commercial lasers for a range of applications.

Reasonable Country of Origin Inquiry

JDSU conducted a reasonable country of origin inquiry (“RCOI”) that was designed to include all suppliers and original manufacturers that supplied parts or materials that contained conflict minerals (as defined in Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) and were necessary to the functionality or production of the products we manufactured in calendar year 2013. JDSU retained a third-party consulting firm to assist with the RCOI and due diligence processes.

As part of our RCOI, JDSU contacted approximately 2,100 suppliers and original manufacturers (“Direct Suppliers”). Each Direct Supplier was provided with a copy of JDSU’s conflict minerals policy and asked to provide conflict minerals data using the EICC-GeSI Conflict Minerals Reporting Template. Approximately 1,300 of the Direct Suppliers replied and provided some level of conflict minerals data.

The Direct Suppliers disclosed approximately 10,600 refiners or smelters (herein referred to as “smelters”). JDSU reviewed the aggregated smelter list to remove duplicate entries and errors (including multiple variations in the spelling of a single smelter’s name and entities incorrectly listed as smelters). After this review, 193 smelters were identified as conflict minerals smelters consistent with the smelter definitions proposed by industry and the audit protocols published by the Conflict Free Smelter Program.

Of these 193 smelters, 176 were determined not to be sourcing conflict minerals from the Democratic Republic of Congo or adjoining countries (the “Covered Countries”). The remaining 17 smelters were either affirmatively identified as sourcing conflict minerals from the Covered Countries or JDSU has reason to believe that such smelters may source conflict minerals from the Covered Countries. This assessment was based on information provided directly from the smelters as well as other public information available at the time.

Due Diligence Process

Design of Due Diligence

In accordance with the final rules promulgated by the Securities and Exchange Commission (the “SEC”), JDSU conducted due diligence on the conflict minerals’ source and chain of custody. This due diligence was designed to conform, in all material respects, with the framework in The Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Guidance”) and the related Supplements for gold, tin, tantalum, and tungsten. JDSU has adopted all five steps of the OECD Guidance.

Step 1 – Establish Strong Company Management Systems

JDSU has adopted a conflict minerals policy, which is publicly available at http://www.jdsu.com/About-JDSU/corporate-responsibility/ethics/Pages/default.aspx. We have communicated our conflict minerals policy, which references the OECD Due Diligence Guidelines, to our suppliers and customers. In 2013, we revised our Terms & Conditions to require suppliers and contract manufacturers to provide the necessary conflict minerals information to facilitate compliance with our reporting obligations.

JDSU has an internal team that meets regularly to assess our supply chain due diligence efforts and results. We have adopted the EICC-GeSI Conflict Free Smelter program (“CFS”) as a compliance standard for upstream due diligence. All responses from suppliers and source smelters are recorded and stored. Our internal whistleblower policy covers reporting issues, including conflict minerals sourcing. We are also taking steps to improve the quality and number of supplier and smelter responses.

Step 2 – Identify and Assess Risk in the Supply Chain

JDSU has adopted the processes and protocols of the CFS for upstream due diligence. We have identified the tin, tantalum, tungsten, and gold that are necessary to the functionality of our products. As described above, we contacted our Direct Suppliers and requested smelter data from them and reviewed the responses received from our Direct Suppliers. We continue to monitor our supply chain for additional risk, particularly the risk associated with suppliers who have been unable or unwilling to provide conflict minerals data.

Step 3 – Design and Implement a Strategy to Respond to Identified Risks

The internal team tasked with assessing JDSU’s supply chain due diligence efforts reports its findings to Rex Jackson, Executive Vice President and Chief Financial Officer, who is the member of senior management appointed for this role. We have adopted processes to aggregate and update the list of smelters, review supplier responses, follow up with delinquent suppliers, and update supplier information. We have also put in place a process to identify high-risk smelters, track and record compliance information for individual smelters, and communicate these results back to the designated member of senior management. Finally, we require new suppliers to complete an EICC-GeSI declaration as part of our supplier approval process.

Step 4 – Carry out an Independent 3rd Party Audit of Refiner’s Due Diligence Practices

JDSU relies on the Conflict Free Smelter Program’s independent 3rd party audit process to identify conflict free smelters sourcing from the Covered Countries. This includes other programs accepted by the CFS program including the certification processes of the London Bullion Market Association (LBMA), The Responsible Jewellery Council (RJC), and the Tungsten Industry – Conflict Minerals Council (TI-CMC). To be identified as conflict free, we require smelters to be certified by one of these certification processes if they are sourcing from the Covered Countries.

Step 5 – Report on Supply Chain Due Diligence

In accordance with the OECD Guidance and the Conflict Minerals Rule, this report is available on our website www.jdsu.com/investors.

Due Diligence Results

Smelters

Of the 17 smelters identified as sourcing, or who JDSU has reason to believe source, conflict minerals from the Covered Countries, 11 smelters were certified by the Conflict Free Smelter Program and listed on the Conflict Free Smelter Program’s website as conflict free certified.

The remaining 6 smelters were reviewed against publicly available information to determine if there was any reason to believe that they directly or indirectly finance or benefit armed groups in the Covered Countries. This investigation included a review the 2013 interim and 2014 final reports to the UN by the UN Group of Experts on the Democratic Republic of the Congo, publications by the Enough Project and Global Witness, and a general search of the Internet. None of these 6 smelters were identified in any of these publications as directly or indirectly financing or benefiting armed groups in the Covered Countries.

Since JDSU suppliers source from smelters that source materials from the Covered Countries, including certain smelters that have not been certified by the Conflict Free Smelter Program, and none of these smelters (based on information publicly available at the time) were identified as directly or indirectly financing or benefitting armed groups in the Covered Countries, JDSU has determined that its products manufactured during calendar year 2013 are DRC conflict undeterminable.

Facility and Mine Information

Facilities (smelters) that have been identified to, or we have reason to believe, source from the Covered Countries, and are not conflict free certified, include two tantalum smelters, three gold refineries, and one tungsten smelter. Four of these smelters are in China, one in Kazakhstan, and one in Germany. As of the date of this report, three of these smelters have reported that they are actively pursuing conflict free certification.

The mines used by these smelters are not publicly available and were not disclosed by these smelters.

Steps to be Taken to Mitigate Risk

JDSU is committed to continuous improvement in our due diligence process to further mitigate the risk that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries. As part of our efforts to mitigate this risk, we have recently added provisions in new or renewed supplier contracts requiring suppliers to provide information that will allow us to evaluate their conflict mineral status. Additionally, we have begun engaging with suppliers with the goal of increasing supplier response rates and improving the content of the supplier survey responses we receive. We further intend to work with our suppliers to encourage them to source from certified smelters, when sourcing material from the Covered Countries.

Additional Risk Factors

The statements included in this Conflict Minerals Report are based on the RCOI process and due diligence performed in good faith by JDSU. These statements are based on the information available at the time. A number of factors could introduce errors or otherwise affect our declaration.

These factors include, but are not limited to: (i) gaps in supplier or smelter data; (ii) errors or omissions by suppliers or smelters; (iii) the definition of a smelter was not finalized at the end of the 2013 reporting period; (iv) uncertainty or varied interpretations of the disclosure requirements described in the SEC final rules; (v) all instances of conflict minerals necessary to the functionality or manufacturing of our products may not yet have been identified; (vi) timeliness of data received from our suppliers; (vii) information that is in the public domain may not be discovered despite having conducted a reasonable search; (viii) there may be errors in publicly available information; (ix) language barriers or errors in translation could lead to inaccurate information; (x) many suppliers and smelters are unfamiliar with the diligence process and information required to be provided due to this new regulation, which could lead to inaccurate responses; (xi) there could be oversights or errors in conflict free smelter audits; (xii) materials sourced from the Covered Countries could be inaccurately declared secondary materials; (xiii) difficulties obtaining information from companies that are no longer in business; (xiv) certification programs are not equally advanced for all industry segments and metals; and (xv) smuggling of DRC conflict minerals outside the Covered Countries may make identification of their origin more difficult.

This Specialized Disclosure Report on Form SD contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include any plans or intentions to improve the number and quality of supplier and smelter response rates and steps we intend to take to mitigate risk in our supply chain. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected. In particular, the Company’s actions and the results of those actions may be affected by: (a) changes in global regulations related to the extraction of and disclosure obligations related to conflict minerals; (b) the ability of our Direct Suppliers and smelters to provide accurate information in response to our requests; (c) the availability of alternate sources of materials necessary to the functionality or production of our products on commercially reasonable terms or at all; (d) the ability of certified smelters to meet demand for raw materials; and (e) limits on our ability to unilaterally influence supplier behavior. These forward-looking statements are made as of the date hereof and the Company assumes no obligation to update such statements.